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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                               ------------------
                                U.S. INTEC, INC.
                            (Name of Subject Company)
                               ------------------
                             USI ACQUISITION COMPANY
                                G-I HOLDINGS INC.
                                    (Bidders)
                                ----------------
                          Common Stock, $.02 par value
                         (Title of Class of Securities)
                                   912084-10-0
                         (CUSIP Number of Common Stock)
                                 --------------
                             Mark A. Buckstein, Esq.
                  Executive Vice President and General Counsel
                                 GAF Corporation
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (201) 628-3000
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                 --------------
                                    Copy to:
                             Stephen E. Jacobs, Esq.
                             Weil, Gotshal & Manges
                                767 Fifth Avenue
                            New York, New York 10153
                                October 19, 1995
         (Date of Event which Requires Filing Statement on Schedule 13D)
                       *Constitutes the Final Amendment to
                                 Schedule 14D-1


                               Page 1 of 10 pages


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============================================
CUSIP NO. 912084-10-0
============================================

                                      14D-1
===========================================================================
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Mr. Samuel J. Heyman
---------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)

                                                                    (a)
                                                                    (b)
---------------------------------------------------------------------------
3            SEC USE ONLY
---------------------------------------------------------------------------
4            SOURCES OF FUNDS (See Instructions)
                     AF
---------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                     N/A
---------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
---------------------------------------------------------------------------
7            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                   (See Item 6 to this Statement)
---------------------------------------------------------------------------
8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
             CERTAIN SHARES (See Instructions)

                   N/A
---------------------------------------------------------------------------
9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

             (See Item 6 of this Statement)
---------------------------------------------------------------------------
10           TYPE OF REPORTING PERSON (See Instructions)

                  IN
===========================================================================



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============================================
CUSIP NO. 912084-10-0
============================================

                                      14D-1
===========================================================================
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GAF Corporation
---------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)

                                                                    (a)
                                                                    (b)
---------------------------------------------------------------------------
3            SEC USE ONLY
---------------------------------------------------------------------------
4            SOURCES OF FUNDS (See Instructions)
                     AF
---------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                     N/A
---------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OR ORGANIZATION

                    State of Delaware
---------------------------------------------------------------------------
7            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                   (See Item 6 to this Statement)
---------------------------------------------------------------------------
8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
             CERTAIN SHARES (See Instructions)

                   N/A
---------------------------------------------------------------------------
9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

             (See Item 6 of this Statement)
---------------------------------------------------------------------------
10           TYPE OF REPORTING PERSON (See Instructions)

                  CO
===========================================================================






                               Page 3 of 10 pages


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============================================
CUSIP NO. 912084-10-0
============================================

                                      14D-1
===========================================================================
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   G-I Holdings Inc.
---------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)

                                                                    (a)
                                                                    (b)
---------------------------------------------------------------------------
3            SEC USE ONLY
---------------------------------------------------------------------------
4            SOURCES OF FUNDS (See Instructions)
                     AF
---------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                     N/A
---------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OR ORGANIZATION

                    State of Delaware
---------------------------------------------------------------------------
7            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                     2,872,358 shares (See Item 6 to this Statement)
---------------------------------------------------------------------------
8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
             CERTAIN SHARES (See Instructions)

                   N/A
---------------------------------------------------------------------------
9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

                  94.5% (See Item 6 of this Statement)
---------------------------------------------------------------------------
10           TYPE OF REPORTING PERSON (See Instructions)

                  CO
===========================================================================





                               Page 4 of 10 pages


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============================================
CUSIP NO. 912084-10-0
============================================

                                      14D-1
===========================================================================
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   USI Acquisition Company
---------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)

                                                                    (a)
                                                                    (b)
---------------------------------------------------------------------------
3            SEC USE ONLY
---------------------------------------------------------------------------
4            SOURCES OF FUNDS (See Instructions)
                     AF
---------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                     N/A
---------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OR ORGANIZATION

                    State of Texas
---------------------------------------------------------------------------
7            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                   2,872,358 shares (See Item 6 to this Statement)
---------------------------------------------------------------------------
8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES
             CERTAIN SHARES (See Instructions)

                   N/A
---------------------------------------------------------------------------
9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

             94.5% (See Item 6 of this Statement)
---------------------------------------------------------------------------
10           TYPE OF REPORTING PERSON (See Instructions)

                  CO
===========================================================================







                               Page 5 of 10 pages


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          This (termination) Amendment No. 2 amends and supplements the Tender
Offer Statement on Schedule 14D-1 filed with the Commission on September 21, 1995 (as heretofore amended on October 6, 1995, and as amended hereby, the "Schedule 14D-1") by USI Acquisition Company, a Texas corporation ("Purchaser"), and G-I Holdings Inc., a Delaware corporation and the direct corporate parent of Purchaser ("Parent"), relating to the tender offer to purchase all of the outstanding shares of common stock, $.02 par value
(the "Shares"), of U.S. Intec, Inc., a Texas corporation (the "Company"), at $9.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal
(which together with the Offer to Purchase constitute the "Offer"), filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

          This Amendment No. 2 also amends and supplements the Statement on
Schedule 13D filed with the Commission on September 21, 1995 by Purchaser, Parent, GAF Corporation and Samuel J. Heyman, with respect to the acquisition by Parent pursuant to the Shareholders Agreement of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares held by the Selling Shareholders.

          The item numbers, captions and responses set forth below are in accordance with the requirements of Schedule 14D-1. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          Item 5 hereby is amended to add the following supplemental information:

          The Offer expired by its terms at 12:00 Midnight, New York City time, on Thursday, October 19, 1995. Purchaser has accepted for payment and has deposited with the Depositary funds sufficient in amount promptly to pay $9.05, net per Share, for all 2,872,358 of the Shares validly tendered in the Offer and not properly withdrawn (not including approximately 14,000 shares tendered by means of guaranteed delivery) and expects promptly to acquire the remaining outstanding Shares by means of effecting the merger of Purchaser with and into the Company (the "Merger"), pursuant to the "short-form" merger provisions of
Section 5.16 of the


                               Page 6 of 10 pages

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          Texas Business Corporations Act, as amended. Upon consummation of the
Merger, the Company will become a direct wholly owned subsidiary of G-I and an indirect wholly owned subsidiary of GAF Corporation. Immediately following consummation of the Merger, application will be made to remove the Shares from listed status on the American Stock Exchange, Inc., and the Shares promptly will be deregistered under the Exchange Act.

          In addition, all directors of the Company, other than Danny J. Adair (the President and Chief Executive Officer of the Company) have resigned and the Board of Directors is now comprised of Mr. Adair and the five designees of G-I.

Item 6.  Interest in Securities of the Subject Company.

          Item 6 hereby is amended and restated to read in its entirety, as follows:

          (a)-(b) Pursuant to the Offer and the Merger, Purchaser has acquired all of the Shares indicated in item 7 of the cover page with respect to it. A copy of GAF Corporation's press release dated October 19, 1995 announcing the expiration of the Offer and acceptance for payment of and payment for the Shares pursuant thereto is attached hereto as Exhibit (a) (9), and the complete text thereof is incorporated herein by reference. Purchaser and Parent have shared voting and investment power with respect to the Shares.

          By reason of Mr. Heyman's beneficial ownership of approximately 93% of the outstanding capital stock of GAF which, in turn, is the direct corporate parent and beneficial owner of 100% of the outstanding capital stock of Parent, Mr. Heyman and GAF may be deemed to be the beneficial owners of the Shares owned by Parent.



                               Page 7 of 10 pages


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Item 11. Material to be Filed as Exhibits.

  (a)(1)          Offer to Purchase, dated September 21, 1995.*

  (a)(2)          Letter of Transmittal.*

  (a)(3)          Notice of Guaranteed Delivery.*

  (a)(4)          Letter to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.*

  (a)(5)          Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other
                  Nominees.*

  (a)(6)          Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.*

  (a)(7)          Text of Press Release, dated September 21, 1995.*

  (a)(8)          Text of Press Release, dated October 6, 1995.*

  (a)(9)          Text of Press Release, dated October 20, 1995.

  (b)             None.

  (c)(1) Agreement and Plan of Merger, dated as of September 15, 1995, among Parent, Purchaser and the Company.*

  (c)(2) Shareholders Agreement, dated as of September 14, 1995, among Parent, Purchaser and the Selling
                  Shareholders.*

  (c)(3)          Schedule 13D Joint Filing Agreement, dated
                  September 21, 1995, among Parent, Purchaser, GAF and Mr. Heyman.*

  (d)             None.

  (e)             Not applicable.

  (f)             None.

--------
                  **  Previously filed with the Commission.


                               Page 8 of 10 pages


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                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 1995


                                            USI ACQUISITION COMPANY



                                            By: /s/ James P. Rogers
                                               ---------------------------------
                                                    Name: James P. Rogers
                                                    Title: Senior Vice-President



                                            G-I HOLDINGS, INC.



                                            By: /s/ James P. Rogers
                                               ---------------------------------
                                                    Name: James P. Rogers
                                                    Title: Senior Vice-President



                                            GAF CORPORATION


                                            By: /s/ James P. Rogers
                                               ---------------------------------
                                                    Name: James P. Rogers
                                                    Title: Senior Vice-President


                                                /s/ Samuel J. Heyman
                                                --------------------------------
                                                  Samuel J. Heyman, Individually





                               Page 9 of 10 pages

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                                  EXHIBIT INDEX

Exhibit

(a)(1)            Offer to Purchase, dated
                  September 21, 1995.*

(a)(2)            Letter of Transmittal.*

(a)(3)            Notice of Guaranteed Delivery.*

(a)(4)            Letter to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*

(a)(5)            Letter to Clients for use by Brokers,
                  Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*

(a)(6)            Guidelines for Certification of
                  Taxpayer Identification Number on
                  Substitute Form W-9.

(a)(7)            Text of Press Release, dated September 21, 1995.*

(a)(8)            Text of Press Release, dated October 6, 1995.*

(a)(9)            Text of Press Release, dated October 20, 1995.

(b)               None.

(c)(1)            Agreement and Plan of Merger, dated
                  as of September 15, 1995, among Parent,
                  Purchaser and the Company.*

(c)(2)            Shareholders Agreement, dated as of
                  September 14, 1995, among Parent,
                  Purchaser and the Selling Shareholders.*

(c)(3)            Schedule 13D Joint Filing Agreement,
                  dated September 21, 1995, among Parent,
                  Purchaser, GAF and Mr. Heyman.*

(d)               None.

(e)               Not applicable.

(f)               None.
--------
**  Previously filed with the Commission.


                               Page 10 of 10 pages